Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the captions “Attestation Report of the Registered Public Accounting Firm” and “Principal Accountant Fees and Services” and to the use in this Annual Report on Form 40-F of our reports dated March 31, 2014, with respect to the statements of financial position of the Trust as at December 31, 2013 and 2012, and the statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting of Sprott Physical Silver Trust as at December 31, 2013.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
March 31, 2014	Licensed Public Accountants